Exhibit 4.34

KBC Bank

KBC BC ANTWERPEN NOORD

KC3740 - NOORDERLAAN 119 box B4 - 2030 ANTWERPEN - BELGIE

Credit contract
CKZ 727-3821178-19

The naamloze vennootschap (company with limited liability) VERBEKE BUNKERING at 2960 Brecht, Nijverheidsstraat 7, established on 01-08-1972, entered in the Register of Legal Persons under number VAT BE 0412.527.142 hereinafter referred to as the borrowers', even if there is only one, and the naamloze vennootschap (company with limited liability) KBC Bank, with registered office at 2 Havenlaan, 1080 Brussels (Sint-Jans-Molenbeek), incorporated at Brussels by deed executed on the seventeenth of March nineteen hundred and ninety-eight, published in the Appendices to the Belgian Official Gazette of the second of April nineteen hundred and ninety-eight under number 980402-183, entered in the Register of Legal Persons at Brussels under number 0462.920.226, and with VAT number BE 462.920.226 hereinafter referred to as 'the bank', have reached agreement as follows.

article 1

The credit facility with reference number 727-3821178-19 described in the credit contract of 12-10-2010 has been fixed at an amount of 80 000 000.00 USD and 526 673.99 EUR.

This credit facility will be subject to the General Credit Terms and Conditions of 01-03-2010. The borrowers have already signed a copy of these terms and conditions.

In addition, a professional limit amounting to 1 000 000.00 EUR has been agreed with the borrowers. This will not, however, serve to increase the amount of the above credit facility. This professional limit will be subject to an ISDA Master Agreement, which the borrowers still have to sign.

article 2

This credit facility may be drawn down as follows.

The rates and charges are either set out below next to the form of credit concerned, or they will be agreed verbally upon each drawdown and subsequently confirmed by letter or statement of account.

A line of business credit in the amount of 80 000 000.00 USD, with reference number 727-8543343-30.
This line of credit may be utilized in the following forms:

-
KBC Advance in current account in the amount of 80 000 000.00 USD.
This credit may be drawn down via the following account(s): BE83 4128 1220 3815.
Interest will be charged every three months on the amounts drawn down. For drawings in USD the interest rate will be based on the USD LIBOR with an increase of 2.50%.

-	Documentary credit import subject to the Uniform Customs and Practice for Documentary Credits in force at the time the documentary credit is issued, for an amount of 80 000 000.00 USD

Registered office: KBC Bank NV - Havenlaan 2 - 1080 Brussel – Belgie VAT BE 0462.920.226 RLP Brussels - FSMA 026256 A Member of the K8C group

727-3821178-19/016/046/001	25/08/2011	Page 1 of 5

KBC Bank

KBC BC ANTWERPEN NOORD

KC3740 - NOORDERLAAN 119 box B4 - 2030 ANTWERPEN - BELGIE

As is customary, the goods and documents described in the documentary credit will constitute a pledge in favour of the bank, along with the claims against the insurance companies.

-	Commitment credit, such as abstract guarantees, secondary guarantees and bonds for an amount of 80 000 000.00 USD

-	Straight Loan for an amount of 80 000 000.00 USD. The interest rate will be fixed when a drawdown is requested, based on the USD LIBOR, with an increase of 2.00%.

If by reason of circumstances affecting the market, the offered USD LIBOR rate does no longer represent the cost to the bank of funding the facility, the borrowers and the bank shall enter into negotiations in good faith with a view to establish a satisfactory alternative basis for computing interest on the facility.

This line of credit may be drawn down for an amount equivalent to:
-	100 % of the value of the cash deposits with KBC Bank NV, pledged in favour of the bank as stipulated in article 3,
-	90 % of the Approved Receivables and Order Forms, as defined hereunder.

Receivables and order forms are considered as 'approved' when all of the following conditions are met :
-	assigned to KBC Bank NV, i.e. payable into the borrowers' account with KBC Bank NV
-	maximum term of financing the receivables is up to 45 days as from invoice date,
-	maximum term of financing the order forms is ETA (vessel's Estimated Time of Arrival as mentioned on the order forms) — 5 days up to ETA + 7 days,
-	the total amount of order forms is set to a maximum of 30 % of the total amount of receivables and order forms
-	assigned to KBC Bank NV.

The borrowers will provide the bank on a weekly basis with an overview of all outstanding approved receivables and order forms in progress, indicating by which bank they are financed. This report must be sent to the bank no later than the fifth day of each week. The bank reserves the right to suspend the credit facility forthwith if the reports are discontinued.

Based on the weekly reports, it will be determined how much will be made available under the above line of credit for the following week. The borrowers will be informed of the amount available under the line of credit. The remainder will consequently be unavailable.

As agreed, the following will be excluded from the receivables reported by the borrowers :

-	disputed invoices;
-	intercompany receivables from the companies;
-	advance and pro forma invoices.

A monthly credit line fee of 0.01042% will be charged, calculated on the average undrawn amount over the past period and 0.50 % on the highest overrun for this period. The minimum charge in each case is 2.50 EUR.

A line of business credit in the amount of 500 000.00 EUR, with reference number 727-3823054-52.
All the existing terms and conditions remain in full force and effect. This line of credit may be utilized in the following forms:

-	KBC Advance in current account in the amount of 500 000.00 EUR. All the existing terms and conditions remain in full force and effect.

-	Straight Loan for an amount of 500 000.00 EUR. The interest rate will be fixed when a drawdown is requested, based on the EURIBOR, with an increase of 2.00%.

If by reason of circumstances affecting the market, the offered EURIBOR rate does no longer represent the cost to the bank of funding the facility, the borrowers and the bank shall enter into negotiations in good faith with a view to establish a

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KBC Bank

KBC BC ANTWERPEN NOORD

KC3740 - NOORDERLAAN 119 box B4 - 2030 ANTWERPEN - BELGIE

satisfactory alternative basis for computing interest on the facility.

The credit in the amount of 7 976.48 EUR (initially 20 000.00 EUR) with reference number 726-5789964-17 (KBC Investment Credit).
The previously agreed terms and conditions for this credit, including the special provisions or special terms and conditions governing this credit, as well as any specific security, remain in full force and effect.

Only the General Provisions of the General Credit Terms and Conditions mentioned in Article 1 apply to this credit.

The credit in the amount of 13 210.44 EUR (initially 35 000.00 EUR) with reference number 726-5707165-56 (KBC Investment Credit).
The previously agreed terms and conditions for this credit, including the special provisions or special terms and conditions governing this credit, as well as any specific security, remain in full force and effect.

Only the General Provisions of the General Credit Terms and Conditions mentioned in Article 1 apply to this credit.

The credit in the amount of 5 487.07 EUR (initially 20 000.00 EUR) with reference number 726-5414636-79 (KBC Investment Credit).
The previously agreed terms and conditions for this credit, including the special provisions or special terms and conditions governing this credit, as well as any specific security, remain in full force and effect.
Only the General Provisions of the General Credit Terms and Conditions mentioned in Article 1 apply to this credit.

Professional limit:

In order to allow the borrowers to hedge risks stemming from their normal commercial activities, the bank and the borrowers will enter into an ISDA Master Agreement to establish the contractual framework that will be applied to derivatives contracts (hereinafter referred to as 'Transactions') that may be concluded between the bank and the borrowers. Transactions may only be concluded after the ISDA Master Agreement is signed properly and has entered into force.

The following provisions of this article will apply under the condition that the bank and the borrowers will enter into an ISDA Master Agreement.

The bank hereby provides that the total negative market-weighted value of all outstanding Transactions may not, until further notice, exceed 1 000 000.00 EUR. The market-weighted value of each Transaction is calculated daily on the basis of independent market data and the potential future exposure as evaluated by the bank based on the type of transaction and the remaining term to maturity. For more information, don't hesitate to contact the KBC Corporate Centre.

Any overrun of the above-mentioned maximum amount constitutes an 'Additional Termination Event under the ISDA Master Agreement in which the borrower in question is the 'Affected Party' (both terms as defined in the ISDA Master Agreement). Within no more than five banking days after such an Additional Termination Event has been invoked by the bank, parties will decide by mutual agreement how to remedy this. In the absence of a mutual agreement within the indicated term, the bank will be entitled to unilaterally select one, more or all Transactions as Affected Transactions whereupon they will be terminated prematurely pursuant to the terms of the ISDA Master Agreement.

A Transaction exhibiting a speculative nature, either when it is concluded or during its term, constitutes an Additional Termination Event under the ISDA Master Agreement. The borrower concerned is the Affected Party and the speculative Transaction, the Affected Transaction. The bank has the right to prematurely terminate all Affected Transactions pursuant to the terms of the ISDA Master Agreement.

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KBC Bank

KBC BC ANTWERPEN NOORD

KC3740 - NOORDERLAAN 119 box B4 - 2030 ANTWERPEN - BELGIE

The security, provided at any time to cover credit mentioned in this credit agreement (among others) will also serve as security for the repayment of amounts of any nature whatsoever due as a result of Transactions.

The provisions set out in this article are an amendment to and constitute an integral part of the aforementioned ISDA Master Agreement. In the event of any discrepancy between this article and the terms of the aforementioned ISDA Master Agreement, the provisions of this article will take precedence.

Neither this article nor the aforementioned ISDA Master Agreement entitles the borrowers to conclude Transactions with the bank up to the maximum risk amount mentioned above. They merely set out the general contractual framework that will be applied to Transactions that may be concluded between the bank and the borrowers, on the understanding that the bank may assess each application at its own discretion and may refuse without having to give reason therefore.

article 3

All security previously established or agreed for the borrowers' commitments towards the bank will apply in respect of this credit facility, more particularly:

-	the pledge granted by the borrowers of all present and future credit balances on the following account(s): BE63 4128 1220 3108 and BE83 4128 120 3815.

-	a pledge of the present and future receivables and order forms held against present and future clients assigned to and financed by the bank, granted by the borrowers on 12-10-2010.

A confirmation of Dexia Bank NV that the above mentioned pledge of the receivables and order forms is excluded from the pledge of the business in favour of Dexia Bank NV, has been provided to the bank.

The borrowers have established the following security only for the investment credits with reference numbers 726-5414636-79 and 726-5707165-56:

-	subrogation to the unpaid vendor's lien in respect of the business equipment purchased by the borrowers.

To secure all their commitments towards the bank, the borrowers will establish the following new security (or have it established):

-
a joint and several guarantee in the amount of 80 000 000.00 USD from AEGEAN MARINE PETROLEUM NETWORK INC., a corporation incorporated at the Marschall Islands.
This joint and several guarantee will replace the joint and several guarantee in the amount of 70 000 000,00 USD granted on 12-10-2010 by AEGEAN MARINE PETROLEUM NETWORK INC.

article 4

The following has been agreed for all of the borrowers' commitments towards the bank.

-	The borrowers undertake not to enter into supplementary credit nor to provide security to other financial institutions without the previous written consent of the bank.

-
All payments of assigned receivables and/or order forms assigned to the bank, must be paid into the borrowers' account with KBC Bank NV. In case an assigned transaction is paid into the account held with another financial institution, the borrowers undertake to wire the related funds to their account with KBC Bank NV.

-	AEGEAN MARINE PETROLEUM NETWORK INC. will at all times remain, directly or indirectly, the majority shareholder of the borrowers.

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KBC Bank

KBC BC ANTWERPEN NOORD

KC3740 - NOORDERLAAN 119 box B4 - 2030 ANTWERPEN - BELGIE

-	The borrowers undertake to provide the bank yearly with the consolidated financial figures of AEGEAN MARINE PETROLEUM NETWORK INC, within 120 days after the end of each financial year.

-	The borrowers undertake to provide the bank yearly with their audited financial report, within 120 days after the end of each financial year.

-	The borrowers undertake to provide the bank every six months with their semi-annual report, within 90 days.

-	The borrowers' earnings have to be retained.

-	The borrowers' tangible net worth must at all times come to at least 25 000 000.00 USD.

This tangible net worth must be calculated based on the figures filed on behalf of VERBEKE BUNKERING NV and is defined as follows (the figures to be filled in must be taken from the annual accounts, without a sign) :

Capital and reserves (10/15) (XBRL also — 19) - formation expenses (20) — intangible assets (21) — own shares (50) — amounts receivable from directors, managers or shareholders (9500) + debt subordinated in favour of KBC Bank NV.

article 5

Loan origination charges
The bank charges a loan origination fee of 1 000.00 EUR for processing this credit application.

Administrative fee
At the start of each quarter, the bank will charge a fee of 1 500.00 EUR for handling this credit facility. The bank may change this amount, pursuant to Article 6 of the General Credit Terms and Conditions.

article 6

This contract has been drawn up using the information available to the bank on 24-08-2011.
If the bank does not receive a copy signed by the borrowers before 07-09-2011, it reserves the right to consider this contract null and void.
The new security must also be signed before this date.

Signed at	/s/ Sint-Job-in-'t-Goor	on 01/09/2011	in duplicate.

the bank		the borrowers
Please state the name and job title of the signatory.

/s/ Yves Bouvez	/s/ Erik Gillis	VERBEKE BUNKERING NV
Yves Bouvez	Erik Gillis
Relationship Manager	General Manager	/s/ Antoon Vertommen
Corporate Center Antwerpen North	Corporate Banking Office North
/s/ Andreas Athanasiadis

Stamp duty of 0, 15 euros received and paid on declaration by KBC Bank NV.

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